SECUR[...]MISSION

04014769

**ANNUAL AUDITED REPORT**
**FORM X-17A-5** (A) Amendment
**PART III**

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| SEC FILE NUMBER |
|---|
| 8-47885 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **07/01/03** (MM/DD/YY) AND ENDING **06/30/04** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **ADP Broker-Dealer, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One ADP Boulevard**
(No. and Street)

| **Roseland** | **New Jersey** | **07068** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Sid Garai** **(973) 974-2272**
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name – if individual, state last, first, middle name)

| **Two World Financial Center** | **New York** | **NY** | **10281** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED NOV 08 2004 WASH. D.C.

PROCESSING SECTION 2004

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## ADP BROKER-DEALER, INC.
### (A WHOLLY-OWNED SUBSIDIARY OF ADP ATLANTIC, INC.)

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AFFIRMATION**

I, Sid Garai, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. as of June 30, 2004, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Sid Garai
President, CFO, and Treasurer

8/9/04
Date

Notary Public

8/9/04
Date

PATRICIA C SHAW
NOTARY PUBLIC
COMMISSION EXPIRES 3/11/08

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of ADP Broker-Dealer, Inc.:

We have audited the following financial statements of ADP Broker-Dealer, Inc. (the "Company") (a wholly-owned subsidiary of ADP Atlantic, Inc.) as of and for the year ended June 30, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of ADP Broker-Dealer, Inc. at June 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of ADP Broker-Dealer, Inc. as of June 30, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:



These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

August 9, 2004

# ADP BROKER-DEALER, INC.
**(A Wholly-Owned Subsidiary of ADP Atlantic, Inc.)**

## STATEMENT OF FINANCIAL CONDITION
## JUNE 30, 2004

### ASSETS

| | |
|---|---|
| Cash | $ 800,000 |
| Service fee receivables | 5,327,090 |
| TOTAL ASSETS | $ 6,127,090 |

### LIABILITY AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITY - Payable to affiliate | $ 5,327,090 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, $1,000 par value | |
| 100 shares authorized and outstanding | 100,000 |
| Paid in capital | 700,000 |
| | $ 800,000 |
| TOTAL LIABILITY AND STOCKHOLDER'S EQUITY | $ 6,127,090 |

See notes to financial statements.

# ADP BROKER-DEALER, INC.
**(A Wholly-Owned Subsidiary of ADP Atlantic, Inc.)**

## STATEMENT OF OPERATIONS
## YEAR ENDED JUNE 30, 2004

| | |
|---|---|
| REVENUES - | |
| Service fees | $ 28,167,701 |
| EXPENSES - | |
| Management service fees | (28,167,701) |
| NET INCOME | $ - |

See notes to financial statements.

# ADP BROKER-DEALER, INC.
**(A Wholly-Owned Subsidiary of ADP Atlantic, Inc.)**

## STATEMENT OF CASH FLOWS
## YEAR ENDED JUNE 30, 2004

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net income | $ - |
| Adjustments to reconcile net income to net cash used in operating activities | |
| (Increase) in operating assets - | |
| Service fee receivables | (2,061,825) |
| Increase in operating liability - | |
| Payable to affiliate | 2,061,825 |
| Net cash used in operating activities | - |
| CASH FLOWS FROM FINANCING ACTIVITY - | |
| Contribution from Parent | 200,000 |
| Net cash provided by financing activity | 200,000 |
| NET INCREASE IN CASH | 200,000 |
| CASH, BEGINNING OF YEAR | 600,000 |
| CASH, END OF YEAR | $ 800,000 |

See notes to financial statements.

# ADP BROKER-DEALER, INC.

**(A Wholly-Owned Subsidiary of ADP Atlantic, Inc.)**

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## YEAR ENDED JUNE 30, 2004

| | Common Stock | Paid in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCE AT JUNE 30, 2003 | $ 100,000 | $ 500,000 | $ - | $ 600,000 |
| Contribution from Parent | - | 200,000 | - | 200,000 |
| Net income | - | - | - | - |
| BALANCE AT JUNE 30, 2004 | $ 100,000 | $ 700,000 | $ - | $ 800,000 |

See notes to financial statements.

## 1. ORGANIZATION AND BUSINESS DESCRIPTION

***Organization*** - ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. The Company is a wholly-owned subsidiary of ADP Atlantic, Inc. (the "Parent"), which is a wholly-owned subsidiary of ADP, Inc. ("ADP").

***Business Description*** - The Company was formed to provide 401(k) plans to existing and prospective clients of ADP. These 401(k) plans offer securities of major mutual fund companies and commingled bank funds of State Street Bank to investors, on a payroll deduction basis, through ADP. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company also provides 401(k) plans to certain defined contribution plans of Scudder Investments, whose retirement plan recordkeeping operations were acquired in 2003. The Company does not solicit investments or handle customer funds and/or securities.

## 2. ACCOUNTING POLICIES

***Basis of Presentation*** - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

***Income Taxes*** - The results of operations of the Company are included in the consolidated Federal income tax return of the Parent. There is no intercompany income tax receivable or payable at June 30, 2004.

The Company uses the asset and liability method in providing income taxes on all transactions in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. The Company has no deferred taxes at June 30, 2004.

***Cash*** – All cash is on deposit with a major money center bank.

***Service Fee Receivables*** – Service fee revenues are recorded when earned. Management service fee expenses are recorded to match revenues. The Company's policy is to pay its Parent upon collecting service fees.

***Use of Estimates in the Preparation of Financial Statements*** - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities and the disclosure of contingencies at the date of

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates included in the financial statements.

## 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2004, the Company had net capital of $800,000 which was $444,861 in excess of its required net capital of $355,139. The Company's ratio of aggregate indebtedness to net capital was 6.66 to 1 at June 30, 2004.

## 4. RELATED PARTY TRANSACTIONS

According to the Management Services Agreement between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to the greater of fifty percent of the Company's revenues or an amount equal to one hundred and thirty percent of ADP's fully allocated expenses to the Company for each calendar quarter. However, the management fee charged is limited to the available net revenue before the fee is allocated. Additionally, ADP has agreed to waive receipt of its management services fee until the Company is in receipt of its service fee revenues from third parties.

The management service fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as investment counsel and client service, account executive registration and training, and general and administrative expenses.

The payable to affiliate represents uncollected service fee revenues earned by the Company but not yet paid to ADP.

* * * * * *

## ADP BROKER-DEALER, INC.
**(A Wholly-Owned Subsidiary of ADP Atlantic, Inc.)**

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934**
**JUNE 30, 2004**

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL: | | |
| Stockholder's equity | $ | 800,000 |
| NET CAPITAL | $ | 800,000 |
| AGGREGATE INDEBTEDNESS - Payable to affiliate | $ | 5,327,090 |
| COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT: | | |
| Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness of $5,327,090) | $ | 355,139 |
| EXCESS NET CAPITAL | $ | 444,861 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 6.66 to 1 |

There are no material reconciling items between the amounts presented above and the amounts as reported in ADP Broker-Dealer, Inc.'s unaudited FOCUS Report filed on July 23, 2004. Therefore, no reconciliation of the two computations is deemed necessary.

## ADP BROKER-DEALER, INC.
**(A Wholly-Owned Subsidiary of ADP Atlantic, Inc.)**

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
### JUNE 30, 2004

ADP Broker-Dealer, Inc. is exempt from the reserve requirements under Section k(2)(i) of Rule 15c3-3.

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 9, 2004

ADP Broker-Dealer, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

In planning and performing our audit of the financial statements of ADP Broker-Dealer, Inc. (the "Company") (a wholly-owned subsidiary of ADP Atlantic, Inc.) for the year ended June 30, 2004 (on which we issued our report dated August 9, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP